                                                                    Exhibit 99.3

                     FEDERAL DEPOSIT INSURANCE CORPORATION

                            WASHINGTON, D. C. 20429



                                   FORM 10-Q
                                   ---------


                   Quarterly Report Under Section 13 of the
                        Securities Exchange Act of 1934


For Quarter Ended                         Federal Deposit Insurance Corporation
June 30, 2001                             Insurance Certificate Number 26498



                         AMERICAN BANK OF CONNECTICUT
                         ----------------------------

         Connecticut                                 06-0581270
---------------------------------        ------------------------------------
(State or other jurisdiction of         (I.R.S. Employer Identification Number)
incorporation or organization)

     Two West Main Street
    Waterbury, Connecticut                             06702
--------------------------------         ------------------------------------
(Address of principal executive                      (Zip Code)
          office)


Registrant's telephone number including area code: (203) 757-9401




Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     YES ___X___               NO _______



The number of shares outstanding of the Bank's only class of Common Stock as of June 30, 2001 was 4,779,000.

                         AMERICAN BANK OF CONNECTICUT

                                             PART I - FINANCIAL INFORMATION
                                             ------------------------------

ITEM 1.   FINANCIAL STATEMENTS (Unaudited)
          --------------------------------

          The following information of American Bank of Connecticut is filed as part of this report.

                                                                                                           Page
          Consolidated Balance Sheets as of June 30, 2001 and
          December 31, 2000                                                                                 3

          Consolidated Statements of Earnings for the three month and six month
          periods ended June 30, 2001 and 2000                                                              4

          Consolidated Statements of Comprehensive Income for the three month
          and six month periods ended June 30, 2001 and 2000                                                5

          Consolidated Statements of Stockholders' Equity for the six month
          periods ended June 30, 2001 and 2000                                                              6

          Consolidated Statements of Cash Flows for the six month periods
          ended June 30, 2001 and 2000                                                                      7

          Condensed Notes to Consolidated Financial Statements                                              8

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS                                                            9 - 12
          ------------------------------------

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                                        12
          ----------------------------------------------------------

                                             PART II - OTHER INFORMATION
                                             ---------------------------

ITEM 1.   LEGAL PROCEEDINGS                                                                                 13
          -----------------

ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS                                                         13
          -----------------------------------------

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES AND USE OF PROCEEDS                                               13
          ---------------------------------------------------

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS                                               13
          ---------------------------------------------------

ITEM 5.   OTHER INFORMATION                                                                                 14
          -----------------

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K                                                                  14
          --------------------------------

                         American Bank of Connecticut
                          Consolidated Balance Sheets
                                  unauditied
                            (dollars in thousands)

                                                                                        June 30             December 31
Assets:                                                                                  2001                   2000
-----------------------------------------------------------------------------------------------------------------------
Cash and amounts due from depository institutions                                     $  14,505               $  14,838
Federal funds sold                                                                       26,000                  15,100
Trading securities                                                                          132                       -
Investment and mortgage-backed securities available for sale                            423,680                 411,387
Loans receivable:
   Residential real estate                                                              247,040                 246,291
   Commercial real estate                                                                82,733                  80,743
   Real estate construction                                                              37,702                  29,656
   Commercial                                                                            57,767                  64,592
   Consumer and other                                                                     3,230                   2,767
   Allowance for loan losses                                                             (7,721)                 (7,360)
-----------------------------------------------------------------------------------------------------------------------
                            Loans, net                                                  420,751                 416,689
Premises and equipment                                                                    5,369                   5,757
Real estate owned                                                                            35                       -
Accrued income receivable                                                                 5,095                   6,213
Intangible assets                                                                        13,412                  14,345
Cash surrender value of bank owned life insurance                                        17,467                  16,988
Deferred income taxes                                                                       857                   3,089
Prepaid expenses and other assets                                                         9,055                   2,681
-----------------------------------------------------------------------------------------------------------------------
                            Total Assets                                              $ 936,226               $ 907,087
=======================================================================================================================
Liabilities:
-----------------------------------------------------------------------------------------------------------------------
Deposits:
   Demand deposits                                                                    $  48,049               $  44,759
   Checking deposits                                                                     83,566                  80,927
   Savings deposits                                                                     324,870                 292,167
   Time deposits                                                                        289,306                 299,503
-----------------------------------------------------------------------------------------------------------------------
                            Total Deposits                                              745,791                 717,356
Accrued interest payable                                                                    829                   1,379
Short-term and long-term borrowings                                                     107,000                 114,000
Accrued expenses and other liabilities                                                    3,831                   2,333
-----------------------------------------------------------------------------------------------------------------------
                            Total Liabilities                                         $ 857,451               $ 835,068
-----------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------
Common stock (one dollar par value per share)
 12,000,000 shares authorized:  4,779,000  and 4,762,000 issued                       $   4,779               $   4,762
  and outstanding in 2001 and 2000, respectively
Capital in excess of par value                                                            6,778                   6,584
Retained earnings                                                                        64,451                  61,236
Accumulated other comprehensive income                                                    3,834                     372
Unearned ESOP shares                                                                       (935)                   (935)
-----------------------------------------------------------------------------------------------------------------------
                            Total Stockholders' Equity                                $  78,907               $  72,019
-----------------------------------------------------------------------------------------------------------------------
                            Total Liabilities and Stockholders' Equity                $ 936,358               $ 907,087
=======================================================================================================================

See accompanying condensed notes to consolidated financial statements

                         American Bank of Connecticut
                      Consolidated Statements of Earnings
                                  unauditied
                 (dollars in thousands, except per share data)

                                                                          Three Months Ended June 30     Six Months Ended June 30
                                                                            2001              2000           2001          2000
----------------------------------------------------------------------------------------------------------------------------------
Interest income:
    Interest and fees on loans                                         $    8,367          $    8,166    $   16,933     $   16,099
    Interest and dividends on investment                                    6,302               5,421        12,900         10,485
      and mortgage-backed securities
    Other interest income                                                     518                 378         1,020            650
----------------------------------------------------------------------------------------------------------------------------------
                         Total interest income                             15,187              13,965        30,853         27,234
----------------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Deposits:
    NOW accounts                                                              257                 211           528            440
    Savings deposits                                                        2,953               2,266         6,299          4,283
    Time deposits                                                           4,172               3,505         8,550          6,711
----------------------------------------------------------------------------------------------------------------------------------
                                                                            7,382               5,982        15,377         11,434
Interest on borrowed funds                                                  1,620               2,563         3,288          5,076
----------------------------------------------------------------------------------------------------------------------------------
                         Total interest expense                             9,002               8,545        18,665         16,510
----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                         6,185               5,420        12,188         10,724
Provision for loan losses                                                     300                 200           400            200
----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                         5,885               5,220        11,788         10,524
----------------------------------------------------------------------------------------------------------------------------------
Non-interest income:
    Stock option premiums                                                     824               1,404         1,366          1,409
    Net gain (loss) on sales of securities                                    299                (569)        1,022            115
    Increase in cash surrender value of bank owned life insurance             242                 223           480            442
    Other                                                                     804                 308         1,083            582
----------------------------------------------------------------------------------------------------------------------------------
                         Total non-interest income                          2,169               1,366         3,951          2,548
----------------------------------------------------------------------------------------------------------------------------------
Non-interest expenses:
    Salaries and employee benefits                                          1,882               1,585         3,776          3,311
    Amortization of intangible assets                                         467                  66           933            132
    Loss and expense (income) on real estate owned                              -                  52             6            (69)
    Other administrative and general                                        1,657               1,114         3,128          2,275
----------------------------------------------------------------------------------------------------------------------------------
                         Total non-interest expense                         4,006               2,817         7,843          5,649
----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                4,048               3,769         7,896          7,423
  Income taxes                                                              1,159               1,010         2,209          1,935
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                           $    2,889          $    2,759    $    5,687     $    5,488
==================================================================================================================================
Basic earnings per share                                               $     0.61          $     0.59    $     1.21     $     1.18
Diluted earnings per share                                             $     0.60          $     0.58    $     1.18     $     1.14
==================================================================================================================================
Average shares outstanding                                              4,698,749           4,671,419     4,696,154      4,669,075
Average equivalent shares outstanding                                   4,852,506           4,785,386     4,838,964      4,795,558
----------------------------------------------------------------------------------------------------------------------------------
Dividends declared per share                                           $     0.26          $     0.25    $     0.52     $     0.50
----------------------------------------------------------------------------------------------------------------------------------

See accompanying condensed notes to consolidated financial statements

                          AMERICA BANK OF CONNECTICUT

                Consolidated Statements of Comprehensive Income
                                   unaudited
                                (in thousands)

                                                                             Three Months Ended June 30
                                                                                   2001               2000
-------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                          $ 2,889               $ 2,759
Other comprehensive income, net of tax:
  Unrealized holding (loss) gain arising during period
   on securities available for sale
    (net of income tax (benefit) expense of $(218),
    and $207 for 2001 and 2000, respectively)                                            (424)                  401
  Unrealized gains on partnership investments
    (net of income tax expense of $792 for 2001)                                        1,188                     -
  Less reclassification adjustment for net realized losses included in net income (net of income tax benefit of $(18)
    and $(212) for 2001 and 2000, respectively                                             35                   412
-------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                                                799                   813
-------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                  $ 3,688               $ 3,572
-------------------------------------------------------------------------------------------------------------------

                                                                               Six Months Ended June 30
                                                                                   2001               2000
-------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                          $ 5,687               $ 5,488
Other comprehensive income (loss), net of tax:
  Unrealized holding gain arising during period
   on securities available for sale
    (net of income tax expense (benefit) of $340,
    and $(673) for 2001 and 2000, respectively)                                           660                (1,306)
  Unrealized gains on partnership investments
    (net of income tax expense of $1,957 for 2001)                                      2,935                     -
  Less reclassification adjustment for net realized gains included in net income (net of income tax expense of $69
    and $17 for 2001 and 2000, respectively                                              (133)                  (32)
-------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                                       3,462                (1,338)
-------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                  $ 9,149               $ 4,150
-------------------------------------------------------------------------------------------------------------------

See accompanying condensed notes to consolidated financial statements

                         AMERICAN BANK OF CONNECTICUT

                Consolidated Statements of Stockholders' Equity
                                   unaudited
                            (dollars in thousands)

                                                                               Six Months Ended June 30
                                                                           2001                         2000
---------------------------------------------------------------------------------------------------------------
Common Stock:
  Balance at beginning of period                                           $ 4,762                      $ 4,745
   Stock options exercised                                                      17                           12
---------------------------------------------------------------------------------------------------------------
  Balance at end of period                                                 $ 4,779                      $ 4,757
---------------------------------------------------------------------------------------------------------------
Capital in excess of par value:
  Balance at beginning of period                                           $ 6,584                      $ 6,394
   Stock options exercised                                                     194                          111
---------------------------------------------------------------------------------------------------------------
  Balance at end of period                                                 $ 6,778                      $ 6,505
---------------------------------------------------------------------------------------------------------------
Retained earnings:
  Balance at beginning of period                                           $61,236                      $54,856
   Net earnings                                                              5,687                        5,488
   Cash dividends                                                           (2,472)                      (2,365)
---------------------------------------------------------------------------------------------------------------
  Balance at end of period                                                 $64,451                      $57,979
---------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss):
  Balance at beginning of period                                              $372                      $(7,186)
   Other comprehensive income (loss)                                         3,462                       (1,338)
---------------------------------------------------------------------------------------------------------------
  Balance at end of period                                                 $ 3,834                      $(8,524)
---------------------------------------------------------------------------------------------------------------
Unearned ESOP shares:
  Balance at beginning of period                                           $  (935)                     $(1,214)
   Debt incurred by plan, net of fair value of allocated shares                  0                            2
---------------------------------------------------------------------------------------------------------------
  Balance at end of period                                                 $  (935)                     $(1,212)
---------------------------------------------------------------------------------------------------------------
          Total Stockholders' Equity                                       $78,907                      $59,505
===============================================================================================================

See accompanying condensed notes to consolidated financial statements

                              AMERICAN BANK OF CT

                     Consolidated Statements of Cash Flows

                                   unaudited
                                (in thousands)


                                                                                                        Six Months Ended June 30,
Operating Activities:                                                                                      2001             2000
---------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                                                        $   5,687        $   5,488
    Adjustments to reconcile net earnings to net cash provided by operating activities:
    Provision for loan losses                                                                               400              200
    Provision for depreciation and amortization                                                             810              386
    Net gain on sales of securities                                                                      (1,022)            (115)
    Purchases of trading securities                                                                        (131)          (1,493)
    Proceeds from sales of trading securities                                                                 -            1,493
    Decrease (increase) in accrued income receivable                                                      1,118             (930)
    Increase (decrease) in accrued expenses and other liabilities                                         1,498              (83)
    Increase (decrease) in accrued interest payable                                                        (550)              87
    Increase in cash surrender value of bank owned life insurance                                          (480)            (442)
    Write-down and losses on real estate owned                                                                -              106
    Decrease (increase) in prepaid expenses and other assets                                             (1,480)           1,799
    Amortization of intangible assets                                                                       933              132
---------------------------------------------------------------------------------------------------------------------------------
                      Net cash provided by operating activities                                       $   6,783        $   6,628
---------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
---------------------------------------------------------------------------------------------------------------------------------
    Purchases of investment securities available for sale                                              (141,414)         (38,114)
    Proceeds from sales of investment securities available for sale                                     106,382           31,725
    Proceeds from maturities of investment securities available for sale                                 84,689              205
    Principal paydowns on investment securities available for sale                                        3,011                -
    Purchases of mortgage-backed securities available for sale                                         (118,321)         (82,301)
    Proceeds from sales of mortgage-backed securities                                                    21,137           10,355
    Principal paydowns on mortgage-backed securities                                                     33,796            8,609
    Net increase in loans                                                                                (4,497)         (10,165)
    Net purchases of premises and equipment                                                                (173)            (249)
    Proceeds from sale of real estate owned                                                                   -              596
---------------------------------------------------------------------------------------------------------------------------------
                      Net cash used by investing activities                                          ($  15,390)      ($  79,339)
---------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
    Net increase in total deposits                                                                       28,435           46,887
    Proceeds from FHLB borrowings                                                                             -           66,302
    Repayment of FHLB Borrowings                                                                         (7,000)         (46,302)
    Dividends paid                                                                                       (2,472)          (2,365)
    Proceeds from restricted stock and stock options exercised                                              211              125
---------------------------------------------------------------------------------------------------------------------------------
                      Net cash provided by financing activities                                       $  19,174        $  64,647
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                                      $  10,567        $  (8,064)
Cash and cash equivalents at beginning of year                                                        $  29,938        $  30,027
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                            $  40,505        $  21,963
=================================================================================================================================
Supplemental disclosures of cash flow information:
   Non-cash investing activities:
     Transfer of loans to other real estate owned                                                     $      36        $     580
   Cash paid during the period for:
      Interest on deposits and other borrowings                                                       $  19,215        $  16,597
      Income taxes                                                                                    $   2,650        $   2,223
=================================================================================================================================



See accompanying condensed notes to consolidated financial statements

                         AMERICAN BANK OF CONNECTICUT

             CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             ----------------------------------------------------


Basis of Presentation
---------------------

The accompanying unaudited condensed consolidated financial statements should be read with the audited consolidated financial statements and notes thereto included in the Bank's 2000 Annual Report. In the opinion of management, the accompanying financial statements reflect all necessary adjustments, consisting of normal recurring accruals and reclassifications, for a fair presentation.

The consolidated financial statements include the accounts of American Bank of Connecticut and its subsidiary, BKC Passive Investment Corp., which was incorporated on January 4, 1999.

Operating results for any interim period are not necessarily indicators of results for any other interim period or for the entire year.

Investment and Mortgage-Backed Securities
-----------------------------------------

Securities that management intends to hold for indefinite periods of time (including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors) are classified as Available for Sale. Securities Available for Sale are carried at fair value with unrealized gains and losses (net of taxes) included in Accumulated Other Comprehensive Income. Securities classified as Trading Securities are carried at fair value with unrealized gains and losses included in earnings. Gains and losses on sales of securities are recorded using the specific identification method. There were no Held to Maturity Securities on either date.

                                                                                  Gross Unrealized
       (dollars in thousands)                             Amortized Cost         Gains        Losses           Fair Value
       ------------------------------------------------------------------------------------------------------------------------
       June 30, 2001
       Trading securities:
       Common stocks                                      $       132          $     -       $     -          $      132
       =======================================================================================================================

       Securities available for sale:
       Federal agencies                                   $    16,984          $   283       $     2          $   17,265
       Asset backed securities                                 41,590               75           107              41,558
       Mortgage backed securities                             249,405            3,148           478             252,075
       Corporate bonds                                         21,451              442           657              21,236
       State and political subdivisions                         4,292              154             -               4,446
       Other debt securities                                      645                7             6                 646
       Equity funds                                            31,686               61            44              31,703
       Common stock                                            26,848              519         1,353              26,014
       Preferred stock                                         19,712              107           782              19,037
       Federal Home Loan Bank stock, at cost                    9,700                -             -               9,700
       -----------------------------------------------------------------------------------------------------------------------
       Total available for sale                           $   422,313          $ 4,796       $ 3,429          $  423,680
       =======================================================================================================================

       December 31, 2000

       Securities available for sale:
       U.S. Treasury and federal agencies                 $   131,189          $   218       $   536          $  130,871
       Mortgage backed securities                             185,994            2,028           190             187,832
       Corporate and other bonds                               19,044               45           731              18,358
       State and political subdivisions                         4,570               93             3               4,660
       Other debt securities                                       25                -             -                  25
       Common stock                                            38,382            1,869         1,390              38,861
       Preferred stock                                         21,915              281         1,116              21,080
       Federal Home Loan Bank stock, at cost                    9,700                -             -               9,700
       -----------------------------------------------------------------------------------------------------------------------
       Total available for sale                           $   410,819          $ 4,534       $ 3,966          $  411,387
       =======================================================================================================================

The Bank owns other assets that are not marketable securities, including limited partnerships and investment funds. Management reflects the related unrealized gains and losses (net of taxes) in accumulated other comprehensive income.

                         AMERICAN BANK OF CONNECTICUT

                 ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
                         ------------------------------------

Certain statements under the caption "Management Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report and the documents incorporated herein by reference constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements may relate to, may be indicated by words or phrases such as "anticipates", "supports", "plans", "projects", "expects", "should", "hope", "forecast", "management believes", "management is of the opinion" and similar words or phrases. Such statements may also be made by management orally. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Bank, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: General economic and business conditions in the Bank's financial market area, inflation, fluctuations in interest rates, changes in government regulations and competition, that will, among other things, impact demand for loans and banking services; the ability of the Bank to implement its business strategy; and changes in, or the failure to comply with, government regulations. Forward-looking statements are intended to apply only at the time they are made. Moreover, whether or not stated in connection with a forward-looking statement, the Bank undertakes no obligation to correct or update a forward-looking statement should the Bank later become aware that it is not likely to be achieved. If the Bank were to update or correct a forward-looking statement, investors and others should not conclude that the Bank will make additional updates or corrections thereafter.

Pending Acquisition and Plan of Merger:
--------------------------------------

On July 19, 2001, the Bank ("ABC") announced that it had entered into an Agreement and Plan of Merger ("Agreement") by and among American Financial Holdings, Inc., a Delaware corporation ("AFH"), American Savings Bank of New Britain, a Connecticut chartered stock savings bank ("ASB"), which Agreement provides for the merger of ABC and ASB. The Agreement is subject to certain conditions, including the approval by the ABC shareholders and the receipt of the required regulatory approvals. In connection with the Agreement ABC granted AFH an option, exercisable under certain circumstances primarily related to third party proposals, to purchase 477,090 shares of ABC common stock at $24.30 per share. Further, under the terms of the Agreement, for each American Bank Common share held, AFH will pay or tender $30.00 in cash, or a combination of AFH Common Stock (and cash in lieu of any fractional shares) and cash as provided in the Agreement. The transaction is expected to close in the fourth quarter of 2001. For more detailed information see Report on Form 8-K filed with the FDIC on or about July 30, 2001 and related exhibits including the Agreement dated July 18, 2001 and the Option Agreement dated July 18, 2001.

Results of Operations:
---------------------

Comparison of the Three and Six Month Periods June 30, 2001 and June 30, 2000.

Net earnings for the three month period ended June 30, 2001 were $2,889,000 or $0.60 per diluted share compared to $2,759,000 or $0.58 per diluted share for the same period in 2000. Net earnings for the six month period ended June 30, 2001 were $5,687,000 or $1.18 per diluted share compared to $5,488,000 or $1.14 per diluted share for the same period in 2000.

Net interest income, before the provision for loan losses, for the quarter ended June 30, 2001 was $765,000 greater than the same quarter last year. Interest income for the quarter increased by $1,222,000 over the same three month period last year. The increase in interest income was the result of an $89,000,000 increase in average interest earning assets over the same quarter last year although this was tempered by a decrease in the interest rate earned on the assets from 7.36% to 7.15%. Interest expense increased by $457,000 for the quarter ended June 30, 2001 over the same quarter last year. This increase in interest expense was attributable to an increase in average interest bearing liabilities of $99,000,000 over the same quarter last year, but the increase was partially offset by a decrease in the interest rate paid on interest bearing liabilities from 4.58% in 2000 to 4.27% in 2001. The increase in assets and liabilities was mainly attributable to the $108,000,000 deposit purchase from FleetBoston in August, 2000.

Net interest income, before the provision for loan losses, increased by $1,464,000 for the six months ended June 30, 2001 over the same six month period last year. Interest income increased by $3,619,000 over the same period last year. This increase in interest income resulted from a $98,000,000 increase in average interest earning assets over the same period last year while the interest rate earned on the assets dropped slightly from 7.38% to 7.36%.

                         AMERICAN BANK OF CONNECTICUT


Interest expense for the six month period ended June 30, 2001 increased by $2,155,000 over the same period in 2000. The increase in interest expense was attributable to an increase in average interest bearing liabilities of $108,000,000 over the same period last year, while this increase was slightly offset by a reduction in the interest rate paid on interest bearing liabilities from 4.53% to 4.47%. The increase in assets and liabilities was mainly attributable to the $108,000,000 deposit purchase from FleetBoston mentioned above.

The provision for loan losses amounted to $300,000 and $400,000 for the three and six month periods ended June 30, 2001, respectively, compared to $200,000 and $200,000 for the respective periods in 2000. The allowance for loan losses at June 30, 2001 was $7,721,000 as compared to $6,965,000 at June 30, 2000.
Management's evaluation of the allowance for loan losses and necessary provision for loan losses is based on a continuing review of the loan portfolio, which includes many factors, including identification and review of individual problem loans, review of charge-offs, delinquency and non-performing loan information, assessment of current economic conditions and charges in the size and composition of the loan portfolio. At June 30, 2001, loans over 90 days delinquent and non-accruing were $1,732,000 or .40% of outstanding loan balances, up from $810,000 or .19% for the corresponding 2000 period. The allowance for loan losses was 1.81% of total loans at June 30, 2001 as compared to 1.68% at June 30, 2000. The higher provision and allowance for loan losses in the current year reflect management's evaluation of the effect on the portfolio of a much weaker economy, large corporate layoffs and rising unemployment rates, as well as the increase in non-performing loans (particularly in the quarter ended June 30, 2001).

The following table is a summary of activity in the allowance for loan losses:

                                                         For Three Months Ended            For Six Months Ended
                                                              June 30                           June 30
                                                         2001             2000             2001            2000
---------------------------------------------------------------------------------------------------------------------------------
 Balance at beginning of period                          $ 7,422          $ 6,730          $ 7,360         $ 6,762
   Loans Charged Off:
      Real Estate - Mortgage                                   -                -              (35)            (32)
      Consumer Loans                                           -                -               (3)              -
      Commercial and all other                               (25)             (50)             (25)            (50)
--------------------------------------------------------------------------------------------------------------------
                                                             (25)             (50)             (63)            (82)
--------------------------------------------------------------------------------------------------------------------
   Recoveries:
      Real Estate - Mortgage                                   5               17          $     5         $    17
      Consumer Loans                                           -                -                -               -
      Commercial and all other                                19               68               19              68
--------------------------------------------------------------------------------------------------------------------
                                                              24               85               24              85
--------------------------------------------------------------------------------------------------------------------
  Net (charge offs) recoveries                                (1)              35              (39)              3
  Provisions for losses                                      300              200              400             200
--------------------------------------------------------------------------------------------------------------------
 Balance at end of period                                  7,721            6,965          $ 7,721         $ 6,965
--------------------------------------------------------------------------------------------------------------------

Ratio of net charge-offs (recoveries) during
  the period to average loans outstanding                    .00%            (.01%)            .01%            .00%
--------------------------------------------------------------------------------------------------------------------


The following table summarizes loans over 90 days and non-accruing:

                                                                                    June 30,
Loans Over 90 Days Delinquent and Non-Accruing                                2001            2000
------------------------------------------------------------------------------------------------------
Construction, land development and other real estate loans                   $1,577          $  739
Commercial Loans                                                                145              71
Consumer Loans                                                                   10               -
------------------------------------------------------------------------------------------------------
Total                                                                        $1,732          $  810
------------------------------------------------------------------------------------------------------

                         AMERICAN BANK OF CONNECTICUT

Non-interest income increased by $803,000 or 58.8% for the quarter ended June 30, 2001 and increased by $1,403,000, or 55%, for the six months ended June 30, 2001. The increase in non-interest income for the three month period ended June 30, 2001 resulted from the following: an increase of $288,000 in the net gain
(loss) on sales of securities and stock option premiums, an increase of $19,000 in the cash surrender value of Bank owned life insurance and an increase of $496,000 in other non-interest income. The $496,000 increase in other non-interest income was due to an increase in income on the Bank's investment in a limited partnership as well as increased prepayment/exit, checking and other banking fees. These fees resulted from the larger asset and deposit base from the FleetBoston deposit purchase as well as from increased activity from the Bank's non-deposit financial services subsidiary.

The increase in non-interest income for the six month period ended June 30, 2001 compared to the same period last year was due to the following: an increase of $864,000 in the net gain (loss) on sales of securities and stock option premiums, an increase of $38,000 in the cash surrender value of Bank-owned life insurance and an increase of $501,000 in other non-interest income. The $501,000 increase in non-interest income was due to an increase in income on the Bank's investment in a limited partnership as well as increased prepayment/exit, checking and other banking fees. These fees resulted from the larger asset and deposit base from the FleetBoston deposit purchase as well as from increased activity from the Bank's non-deposit financial services subsidiary.

Non-interest expenses increased by $1,189,000 or 42.2% for the quarter June 30, 2001 compared to the second quarter of last year. Amortization of intangible assets increased by $401,000 in the June 30, 2001 quarter due to the premium paid to FleetBoston for the $108,000,000 deposit purchase in August, 2000. Loss and expense on real estate owned was zero for the quarter ended June 30, 2001 as compared to expense of $52,000 in the prior year's quarter.

Salaries and employee benefits rose by $297,000 in the second quarter as the Bank has increased its employee count in regard to the deposit/branch purchase mentioned above. Other administrative and general expenses grew by $543,000 for the quarter ended June 30, 2001 as compared to the prior year's quarter due to increased costs with the above mentioned deposit/branch acquisitions, the installation of eight ATM's in the third quarter of 2000 and other miscellaneous banking costs.

Non-interest expenses increased by $2,194,000 or 38.8% for the six months ended June 30, 2001 compared to the prior year's comparable period. For the six month period ended June 30, 2001, amortization of intangible assets increased by $801,000 due to the premium paid on the deposit purchase mentioned above. Loss and expense on real estate owned was $6,000 for the six months ended June 30, 2001 as compared to income of $69,000 for the prior year's six month period, which resulted from gains on sales of REO properties. Salaries and employee benefits rose by $465,000 over the comparable period as the Bank has increased its employee count in regard to the deposit/branch purchase mentioned earlier. Other administrative and general expenses increased by $853,000 over the comparable period due to increased costs with the above mentioned deposit/branch acquisitions, the installation of eight ATM's in the third quarter of 2000 and other miscellaneous banking costs.

                         AMERICAN BANK OF CONNECTICUT

Liquidity and Capital Resources:

Deposits totaled $746,000,000 at June 30, 2001, an increase of $28,000,000 or 4.0% over December 31, 2000. In conjunction with the deposit increase, borrowings decreased $7,000,000 during the same period.

The Bank's basic liquidity position (cash and investments readily convertible to cash) comprised 41.68% of total assets at June 30, 2001. This high level of liquidity, together with the Bank's ability to access a line of credit at the Federal Home Loan Bank of Boston, enables the Bank to meet foreseeable funding needs.

Management believes, as of June 30, 2001, the Bank meets all capital adequacy requirements to which it is subject.

Recent Accounting Pronouncements:

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. As amended by SFAS No. 137, the statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, FASB issued SFAS, No. 138, which amends certain accounting and reporting standards of SFAS No. 133. On the adoption date, hedging relationships are designated in accordance with SFAS No. 133 as amended. Management has adopted the above standards in the first quarter of 2001. There was no financial statement impact as a result of the adoption.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Among other things, SFAS 141 requires the use of the purchase method to account for all business combinations; use of the pooling-of-interests method is not permitted for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to expense, but instead be reviewed for impairment, with impairment losses charged to expense when they occur. Amortization of goodwill ceases upon adoption of SFAS No. 142, which for calendar year-end entities, such as the Bank, will be January 1, 2002. Under SFAS No. 142, acquisition-related intangible assets other than goodwill continue to be amortized to expense over their estimated useful lives.


      ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
              ----------------------------------------------------------

Management undertakes a quarterly review of interest rate risk using simulation analysis which estimates the impact of sudden rate shocks on net interest income over the next twelve months. At June 30, 2001 the Bank's analysis estimates that a sudden 2% increase in interest rates would decrease fully tax equivalent (FTE) net interest income 9.35%. The analysis also estimates that a sudden 2% decrease in interest rates would increase net interest income (FTE) 6.70%. At December 31, 2000 the comparable analysis estimated that a sudden 2% increase in interest rates would decrease net interest income (FTE) 9.12% and a sudden 2% decrease in interest rates would increase net interest income (FTE) 6.25%. Management uses this information to formulate appropriate strategies for managing the Bank's interest rate risk.

The Bank, as part of its investment portfolio management, has undertaken a covered call writing program wherein it sells call options against certain equity positions. At June 30, 2001, included in accrued expenses and other liabilities is approximately $211,000, which reflects the amount the Bank would have to pay to settle the options at market value on such date. The Bank may alternatively deliver available for sale securities for which the proceeds would be approximately $596,000 greater than the market value of the securities reflected in the June 30, 2001 financial statements.

                         AMERICAN BANK OF CONNECTICUT


                                    PART II

ITEM 1.   LEGAL PROCEEDINGS
          -----------------

     The Bank is not engaged in any legal proceedings of a material nature at the present time. From time to time it is party to legal proceedings in the ordinary course of business wherein it enforces its security interest in loans made by it.


ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS
          -----------------------------------------

     None


ITEM 3.   DEFAULTS UPON SENIOR SECURITIES AND USE OF PROCEEDS
          ---------------------------------------------------

     Not applicable


ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
          ---------------------------------------------------

     At the Annual Meeting held on April 25, 2001, the stockholders were requested to vote either in person or by proxy on the following proposals:

     Proposed:  Election of Richard H. Caulfield, Gene C. Guilbert, William E.
                Solberg and Robert W. Wesson as directors of the Bank.

     The four nominees were elected with results of vote as follows:

     Results of Vote:

                                              Votes Against                Brokers
                                 Votes For     Or Withheld   Abstentions  Non-Voter
                                ----------     -----------   -----------  ---------
Richard H. Caulfield            4,124,117       119,384         -0-         -0-
Gene C. Guilbert                4,057,364       186,137         -0-         -0-
William E. Solberg              4,124,117       119,384         -0-         -0-
Robert W. Wesson                4,124,117       119,384         -0-         -0-

Directors Norman S. Drubner, Charles T. Kellogg, Gregory S. Oneglia, Paul A. Sirop, and Ann Y. Smith will continue in office.

Proposed: Ratification of the appointment of KPMG LLP as auditors for the 2001 fiscal year.

                                              Votes Against                Brokers
                                 Votes For     Or Withheld   Abstentions  Non-Voter
                                ----------     -----------   -----------  ---------
Non-Voter                       4,222,670        10,502        10,329        -0-

                         AMERICAN BANK OF CONNECTICUT



ITEM 5.                       OTHER INFORMATION
                               -----------------

(a) On March 2, 2001, the Bank announced that John M. Chattelton has joined the Bank as Executive Vice President.

(b) On April 25, 2001, the Bank announced that Scott D. Brabant was promoted to Executive Vice President.

(c) See Item 2 Management Discussion and Analysis, "Pending Acquisition and Plan of Merger" regarding the pending acquisition of the Bank by American Financial Holdings, Inc. ("AFH") and the merger of the Bank with American Savings Bank of New Britain, a subsidiary of AFH. This transaction is expected to close in the fourth quarter of 2001. For more detailed information see Report on Form 8-K filed with the FDIC on or about July 30, 2001 and related exhibits including this Agreement dated July 18, 2001 and the Option Agreement dated July 18, 2001.


ITEM 6.                 EXHIBITS AND REPORTS ON FORM 8-K
                        --------------------------------

(a)  Exhibits
         Exhibit No. Description

10.  Material Contracts:
          1) June 27, 1997, 2001-1 Amendment to American Bank of Connecticut Supplemental Executive Retirement Plan 1998-1 Total Amendment and Restatement and the Trust Under the American Bank of Connecticut Supplement Executive Retirement Plan.

          2) The June 1, 2001 Employee change of Control Benefit Plan.

          3) The June 27, 2001 Amended and Restated Employment Agreements of William E. Solberg and Floyd G. Champagne related original agreements and prior amendments are incorporated herein by reference to the Bank's 1997 Form 10-K page 7, Exhibit Item (c)3 and the 1998 Form 10-K, Exhibit Item 14(a)(3)(10) and Exhibit Item (c) ii of the 2000 10-K.

          4) The April 26, 2000 Amended and Restated Employment Agreement of Earl T. Young.

          5) The April 25, 2001 Employment Agreement of Scott D. Brabant.

          6) The March 12, 2001 Employment Agreement of John M. Chattleton.

(b)  Reports on Form 8-K

          None filed during this period; see Item 5 above.

                         AMERICAN BANK OF CONNECTICUT




                              S I G N A T U R E S
                              -------------------


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        AMERICAN BANK OF CONNECTICUT
                                        ----------------------------


         8-10-01                        /s/ William E. Solberg
----------------------------            -------------------------------------
                                        William E. Solberg
                                        President and Chief Executive Officer


          8-10-01                       /s/ Floyd G. Champagne
----------------------------            ------------------------------------
                                        Floyd G. Champagne
                                        Executive Vice President